Exhibit 99.1

Suncor Energy increases dividend

All financial figures are in Canadian dollars.

Calgary, Alberta (November 3, 2026) Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors has approved a quarterly dividend of $0.66 per share on its common shares, representing a 10% increase over the prior quarterly dividend.

“The significant increase in our quarterly dividend reflects the strength and resiliency of our uniquely integrated business model, coupled with the materially higher performance we have achieved over the past several years,” said Rich Kruger, Chief Executive Officer. “With the resulting sustainably higher cash flow, we are in a strong position to reward our shareholders through continued dividend growth and reliable, ratable share repurchases, now and into the future.”

The dividend will be payable December 24, 2026 to shareholders of record at the close of business on December 3, 2026.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

This news release contains certain forward-looking information. Forward-looking information is not a guarantee of future performance and results may differ materially; please refer to Suncor’s Management’s Discussion and Analysis dated November 3, 2026 for more information.

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